 Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2021

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Table of Contents

1.1	DATE	3
1.2	OVERVIEW	6
	1.2.1 PEBBLE PROJECT	9
	1.2.1.1 PROJECT BACKGROUND AND STATUS	9
	1.2.1.2 TECHNICAL PROGRAMS	13
	1.2.2 LEGAL MATTERS	15
	1.2.4 MARKET TRENDS	18
1.3	SELECTED ANNUAL INFORMATION	20
1.4	SUMMARY AND DISCUSSION OF QUARTERLY RESULTS	20
1.5	RESULTS OF OPERATIONS	21
	1.5.1 RESULTS OF OPERATIONS – THREE MONTHS ENDED MARCH 31, 2021 VERSUS 2020	21
	1.5.2 FINANCIAL POSITION AS AT MARCH 31, 2021 VERSUS DECEMBER 31, 2020	22
	1.5.3 PLAN OF OPERATIONS	22
1.6	LIQUIDITY	24
1.7	CAPITAL RESOURCES	25
1.8	OFF-BALANCE SHEET ARRANGEMENTS	25
1.9	TRANSACTIONS WITH RELATED PARTIES	26
1.10	FOURTH QUARTER	27
1.11	PROPOSED TRANSACTIONS	27
1.12	CRITICAL ACCOUNTING ESTIMATES	27
1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	27
1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	27
1.15	OTHER MD&A REQUIREMENTS	29
	1.15.1 DISCLOSURE OF OUTSTANDING SHARE DATA	29
	1.15.2 DISCLOSURE CONTROLS AND PROCEDURES	29
	1.15.3 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR")	30
	1.15.4 LIMITATIONS OF CONTROLS AND PROCEDURES	30
	1.15.5 RISK FACTORS	30

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.1
Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements (the "Interim Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three months ended March 31, 2021, and the Company’s audited consolidated financial statements for the year ended December 31, 2020 ("2020 Financial Statements") and the annual MD&A for the same period, as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of May 14, 2021.

All dollar amounts herein are expressed in thousands of Canadian dollars, unless otherwise specified.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

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our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

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the success of our appeal of the Record of Decision (the "ROD") of the United States Army Corps of Engineers (the "USACE") denying the issuance of certain permits required for the Pebble Project;

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our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project, including under the Clean Water Act ("CWA"), the National Environmental Policy Act ("NEPA"), and relevant legislation;

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the outcome of the US government investigations involving the Company;

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our ability to successfully defend against purported class action law suits that have been commenced against the Company;

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our plan of operations, including our plans to carry out and finance exploration and development activities;

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our ability to raise capital for the exploration, permitting and development activities and meet our working capital requirements;

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our expected financial performance in future periods;

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our expectations regarding the exploration and development potential of the Pebble Project;

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the outcome of the legal proceedings in which we are engaged;

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the uncertainties with respect to the effects of COVID-19; and

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factors relating to our investment decisions.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

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that our appeal of the ROD with the USACE will be successful;

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that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

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that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

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that we will ultimately be able to demonstrate that a mine at the Pebble Project will be economically feasible based on a mine plan for which permitting can be secured;

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that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

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that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period of time;

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that our key personnel will continue their employment with us; and

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that we will continue to be able to secure adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

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we may be unsuccessful in our appeal of the ROD with respect to the decision to deny the issuance of many of the permits which we require to operate a mine at the Pebble Project;

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an inability to ultimately obtain permitting for a mine at the Pebble Project;

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an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

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we may not be successful in defending shareholder securities litigation claims that have been filed against us in the US and in Canada;

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the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice and the Securities and Exchange Commission;

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government efforts to curtail the COVID-19 pandemic may delay the Company in completion of its work relating to this permitting process;

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our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

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an inability to continue to fund exploration and development activities and other operating costs;

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our actual operating expenses may be higher than projected;

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the highly cyclical and speculative nature of the mineral resource exploration business;

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the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

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an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

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the potential for loss of the services of key executive officers;

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a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

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the volatility of copper, gold, molybdenum, silver and rhenium prices and share prices of mining companies;

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the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

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the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

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potential claims by third parties to titles or rights involving the Pebble Project;

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the uncertainty of the outcome of current or future litigation including but not limited to, the appeal of the ROD denying the issuance of permits required to operate a mine at the Pebble Project;

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the possible inability to insure our operations against all risks;

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the highly competitive nature of the mining business;

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the potential equity dilution to current shareholders due to future equity financings or from the exercise of share purchase options and warrants to purchase Company’s shares; and

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that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s annual information form for the year ended December 31, 2020, the 2020 Annual MD&A and other continuous disclosure filings that are available on SEDAR at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the the United States Securities and Exchange Commission (the "SEC") available at www.sec.gov.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "Measured Resources", "Indicated Resources" and “Inferred Resources”. The Company advises investors that these terms are recognized and required by Canadian regulations under National Instrument 43-101, Standards of Disclosure for Mineral Properties ("43-101"). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure required for issuers whose securities are registered with the SEC under the US Securities Exchange Act of 1934 ("The SEC Modernization Rules"). The SEC Modernization Rules include the adoption of definitions of the terms and categories of resources which are "substantially similar" to the corresponding terms under Canadian Regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report as Measured Resources, Indicated Resources and Inferred Resources under 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves.

In addition, Inferred Resources have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101.

1.2
Overview

Northern Dynasty is a mineral exploration company which, through its wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), holds a 100% interest in mining claims that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project" or "Pebble") in southwest Alaska, USA ("US"). The Company’s business in Alaska is operated through the Pebble Partnership.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources. In 2020, the Company announced the results of an updated resource estimate, indicating that in addition to being a significant copper, gold molybdenum and silver deposit, Pebble contains a globally significant resource of rhenium, which is considered a strategic metal by the US Congress, the US Geological Survey, the US Department of Interior and the US military. Jet engine and related military applications currently account for approximately 80% of current annual US rhenium consumption, and industrial applications that employ rhenium as a catalyst in the production of such things as high octane, lead-free gasoline, account for the remainder.

The current estimate of the Pebble mineral resources1 at a 0.30% copper equivalent cut-off grade comprises:

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6.5 billion tonnes in the combined Measured and Indicated categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum, 1.7 g/t silver and 0.41 ppm rhenium, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum, 345 million ounces of silver and 2.6 million kilograms of rhenium; and

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4.5 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum, 1.2 g/t silver and 0.36 ppm, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum, 170 million ounces of silver and 1.6 million kilograms of rhenium.

Northern Dynasty and the Pebble Partnership are committed to environmentally sound and socially responsible development. In April 2021, the Company published the Environmental, Social & Governance ("ESG") Report for the Pebble Project which addresses the broad range of progressive principles, practices and commitments employed at Pebble by the Company and the Pebble Partnership over the past two decades to advance the project.

1 For further details see Section 1.2.1, Pebble Project - August 2020 Mineral Resource Estimate.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Permitting and Background

The final Pebble environmental impact statement (the "EIS") was published in July 2020, following 2½ years of intensive review by the USACE and eight federal cooperating agencies (including the US Environmental Protection Agency and US Fish & Wildlife Service), three state cooperating agencies (including Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), the Lake & Peninsula Borough and federally recognized tribes. The final Pebble EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry including prices and there would be a number of positive socioeconomic impacts on local communities.

A CWA 404 Permit Application was submitted in December 2017, initiating the permitting process which involved the Pebble Partnership being actively engaged with the USACE on the evaluation of the Pebble Project. There were numerous meetings between representatives of the USACE and the Pebble Partnership regarding, among other things, compensatory mitigation for the Pebble Project. The Pebble Partnership submitted several draft compensatory mitigation plans to the USACE, each refined to address comments from the USACE and that the Pebble Partnership believed were consistent with mitigation proposed and approved for other major development projects in Alaska. In late June 2020, USACE verbally identified the “significant degradation” of certain aquatic resources, with the requirement of new compensatory mitigation. The Pebble Partnership understood from these discussions that the new compensatory mitigation plan for the Pebble Project would include in-kind, in-watershed mitigation and continued its work to meet these new USACE requirements.

The USACE formally advised the Pebble Partnership by letter dated August 20, 2020, that it had made preliminary factual determinations under Section 404(b)(1) of the CWA that the Pebble Project as proposed would result in significant degradation to aquatic resources. In connection with this preliminary finding of significant degradation, the USACE formally informed the Pebble Partnership that in-kind compensatory mitigation within the Koktuli River watershed would be required to compensate for all direct and indirect impacts caused by discharges into aquatic resources at the mine site. The USACE requested the submission of a new compensatory mitigation plan to address this finding within 90 days of its letter.

Based on these requirements, the Pebble Partnership developed a new compensatory mitigation plan (the "CMP") to align with the requirements outlined by the USACE as conveyed to the Pebble Partnership. This plan envisioned creation of an 112,445-acre Koktuli Conservation Area on land belonging to the State of Alaska in the Koktuli River watershed downstream of the Project. During the period in which this CMP was developed, the Pebble Partnership continued to confer with the USACE regarding its proposed approach to mitigation. An initial draft of the CMP was submitted to the USACE for an interim review by the USACE in September 2020. The Pebble Partnership then revised the CMP based on the input from the USACE. The objective of the preservation of the Koktuli Conservation Area was to allow the long-term protection of a large and contiguous ecosystem that contains aquatic and upland habitats. If adopted, the Koktuli Conservation Area would preserve 31,026 acres of aquatic resources within the Koktuli River watershed. The protected resources were designed to address the physical, chemical, and biological functions highlighted by the EPA and U.S. Fish & Wildlife Service. Preservation of the Koktuli Conservation Area was proposed with the objective of minimizing the threat to, and preventing the decline of, aquatic resources in the Koktuli River watershed from potential future actions, and sustaining the fish and wildlife species that depend on these aquatic resources, while protecting the subsistence lifestyle of the residents of Bristol Bay and commercial and recreational sport fisheries. The revised plan was submitted to the USACE on November 4, 2020.

On November 25, 2020, the USACE issued the ROD. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the Pebble Project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The Pebble Partnership submitted a request for appeal of the ROD (the "RFA") to the USACE Pacific Division on January 19, 2021. The RFA reflects the Pebble Partnership’s position that the USACE's ROD and permitting decision are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the Pebble Project EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of "significant degradation" by the USACE is contrary to law and unsupported by the record, (ii) the USACE’s rejection of the Pebble Partnership’s compensatory mitigation plan is contrary to USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record.

In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is "complete and meets the criteria for appeal." The USACE has appointed a Review Officer to oversee the administrative appeal process. The appeal process will now move to consideration by the USACE of the merits of the appeal. The appeal will be reviewed by the USACE based on the administrative record and any clarifying information provided, and the Pebble Partnership will be provided with a written decision on the merits of the appeal at the conclusion of the process. The appeal is governed by the policies and procedures of the USACE administrative appeal regulations. While federal guidelines suggest the appeal should conclude within 90 days, the USACE has indicated the complexity of issues and volume of materials associated with Pebble’s case means the review will likely take additional time. There is no assurance that the Company’s appeal of the ROD will be successful or that the required permits for the Pebble Project will ultimately be issued. The permits are required in order that the Pebble Project can be developed as proposed by the Company. If the Pebble Partnership’s administrative appeal of the ROD is successful, then we anticipate that the permitting decision would be remanded back to the USACE’s Alaska District in order that the permitting process would then continue based on the administrative record and the findings and determinations made by the USACE Pacific Division in its appeal decision. There is no assurance that a successful appeal will ultimately result in the issuance of a positive ROD by the USACE Alaska District. If the Pebble Partnership’s administrative appeal is not successful, the Company may seek judicial review of the ROD in the appropriate US District Court. There is no assurance that any judicial review would be successful in overturning an unsuccessful appellate decision.

On January 22, 2021, the State of Alaska, acting in its role as owner of the Pebble lands and subsurface mineral estate, announced that it had also filed a request for appeal. That appeal was rejected on the basis that the State did not have standing to pursue an administrative appeal with the USACE.

Much of the work by the Company through the Pebble Partnership since 2017 has focused on facilitating and providing support to the federal EIS permitting process. The Company also continued to actively engage and consult with project stakeholders to share information and gather feedback on the Pebble Project, its potential effects and proposed mitigation, and benefits that can accrue from its development. Activities in 2021 are focused on support of the appeal of the ROD by the USACE and maintaining an active corporate presence in Alaska and Washington, DC. Additional engineering, environmental, permitting and evaluation work on the Pebble Project, will also advance as required. The most recent work is summarized in section 1.2.1.2 Technical Programs. Corporate activities have been directed toward raising capital to support the EIS process and discussions directed toward securing a partner with which to advance the overall development of the project.

From 2001, when Northern Dynasty’s involvement at the Pebble Project began, to March 31, 2021, a total of $983 million (US$886 million) has been invested to advance the project.2

2 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc, which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. A major part of the 2007-2013 expenditures were on exploration, resource estimation, environmental data collection and technical studies, with a significant portion spent on engineering of possible mine development models, as well as related infrastructure, power and transportation systems. The mine-site and infrastructure studies completed are not necessarily representative of management’s current understanding of the most likely development scenario for the project, and accordingly, Northern Dynasty is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological and exploration information, remain important information available to the Company to advance the project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Corporate

As at March 31, 2021, the Company had $37.7 million in cash and cash equivalents and working capital of $30.4 million. The Company received approximately $2 million in proceeds from the exercise of share purchase options and warrants during the quarter.

Although, the Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the ROD and other matters addressed in 1.5.3 Plan of Operations, additional financing will be required beyond the twelve-month period for the further development of the project. The Company will seek the necessary financing through any of or a combination of debt and equity and/or contributions from possible new Pebble Project participants; however there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

On March 26, 2021, Mr. Wayne Kirk was appointed to the Board and has joined the Nominating and Corporate Governance Committee of the Board as an additional member.

1.2.1
Pebble Project

The Pebble Project is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 60 miles from tidewater on Cook Inlet, the site conditions are generally favorable for the mine site and infrastructure development.

1.2.1.1
Project Background and Status

The Pebble deposit was discovered in 1989 by a prior operator, which by 1997 had developed an initial outline of the deposit.

Northern Dynasty has been involved in the Pebble Project since 2001. Exploration since that time has led to significant expansion of the mineral resources in the Pebble deposit, including a substantial volume of higher grade mineralization in its eastern part. The deposit also remains open to further expansion at depth and to the east. A number of other occurrences of copper, gold and molybdenum have also been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. A Preliminary Assessment of the Pebble Project completed in 2011, provided initial insights into the size and scale of project that the Pebble resource might support. The Pebble Partnership continued to undertake detailed engineering, environmental and socioeconomic studies over the next two years.

The 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project was publicly released in 2012. The 2012 EBD characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities during the period 2004-2008 and from some disciplines in 2009. Data from the 2009-2013 period was compiled into the Supplemental EBD (2009 to 2013), and both volumes were substantively updated since 2012. Data collected through 2019 was also provided to USACE for the Pebble EIS process. Wetlands field work was conducted in the summer of 2020 for the purpose of verifying appropriate wetlands quality/quantity for the new CMP in the Koktuli watershed.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

In February 2014, the EPA announced a pre-emptive regulatory action (the "Proposed Determination") under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. A multi-dimensional strategy, including legal and other initiatives to ward off this action undertaken by Northern Dynasty and the Pebble Partnership from 2014-2017 were successful, resulting in the joint settlement agreement announced on May 12, 2017, and enabling the project to move forward with state and federal permitting. As part of the joint settlement agreement, the EPA agreed to initiate a process that led to the withdrawal of the Proposed Determination in July 2019.

Permitting

In the latter part of 2017, a project design was developed for the Pebble Project. The CWA 404 permit application was submitted to the USACE on December 22, 2017, initiating federal review for the Pebble Project under NEPA. Significant milestones in this permitting process are summarized below:

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On February 5, 2018, USACE announced the appointment of AECOM, a leading global engineering firm, as third-party contractor for the USACE EIS process;

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On March 19, 2018, USACE published guidelines and timelines for completing CWA permitting, and the associated USACE EIS process;

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Between April and August 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by the USACE, which included a 90-day public comment period. The Scoping Document was released on August 31, 2018;

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On February 20, 2019, USACE posted the draft EIS on its website, then initiated a public comment process on the draft EIS, which was completed on July 2, 2019;

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In February 2020, a preliminary version of the final EIS was distributed for comment and review to cooperating agencies and to tribes participating in the process;

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In March 2020, USACE announced it had decided on a Northern Transportation Route option as the draft Least Environmentally Damaging Practicable Alternative ("LEDPA") for accessing the proposed Pebble mine site, subsequent to which the Pebble Partnership revised its Proposed Project Description to align with the USACE selection. The Northern Transportation Route includes adjustments to the port site (location at Diamond Point with off-shore lightering station) and a road and pipeline route (located further to the north with no lake crossings or ferry terminals);

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In May 2020, the EPA issued a letter confirming the EPA’s decision not to pursue so-called 3(b) elevation under the CWA 404(q) guidelines; and

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On July 24, 2020, the USACE posted the final Pebble EIS on its website.

Northern Dynasty, through Pebble Partnership, continued to advance engineering studies to refine the mine design and to support the EIS process. The results of this work were reported in updates to the Project Description.

The final Pebble EIS analyzes the potential impacts of four action development alternatives, and a "No Action" alternative. The development option selected by USACE as the draft LEDPA is described in the June 2020 Project Description. It includes a proposed open-pit mining operation and associated ore processing facilities in southwest Alaska, an 82-mile road, pipeline and utilities corridor to a permanent, year-round port facility on Cook Inlet, a lightering location in Iniskin Bay, a 164-mile natural gas pipeline from existing energy infrastructure on the Kenai Peninsula to the Pebble mine site, a 270 MW natural gas-fired power plant at the mine site and smaller power generation facility at the port site.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Over 20 years of mining, the Pebble Project as proposed will extract approximately 70 million tons of mineralized material annually at the extremely low strip ratio of 0.12:1. A conventional blast-haul-crush and froth flotation milling process with nameplate capacity of 180,000 tons per day will be employed to produce, on average, 613,000 tons of copper-gold concentrate each year (containing 318 million lb Cu, 362,000 oz Au and 1.8 million oz Ag) and 15,000 tons of molybdenum concentrate (containing 14 million lb Mo). The current mine plan proposal encompasses the important environmental safeguards previously described, including:

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a smaller footprint, consolidating major site infrastructure in a single drainage.

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a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

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separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

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co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock to the open pit at closure;

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no permanent waste rock piles; and

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no cyanide usage.

The final Pebble EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels; there would be no measurable change to the commercial fishing industry, including prices, and a number of positive socioeconomic impacts on local communities.

The Pebble Partnership developed the CMP (further described in the Section 1.2 Overview above) to align with the requirements outlined by the USACE in its letter to the Pebble Partnership dated August 20, 2020, and subsequent meetings and communication between the USACE and the Pebble Partnership permitting management team. The CMP was submitted on November 4, 2020.

On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application. The Pebble Partnership submitted a request for appeal of the ROD on January 19, 2021. In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is "complete and meets the criteria for appeal." Further details for the RFA are provided in Section 1.2 Overview. The proposed project seeks to develop a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a further comprehensive EIS review process under NEPA.

Socioeconomic

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities undertaken by the Pebble Partnership in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

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advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

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provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

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allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

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encourage stakeholder and public participation in the regulatory permitting process for Pebble; and

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facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program have included:

●
workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

●
initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

●
outreach to elected officials and political staff at the national, state and local levels; and

●
outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, and conservation organizations, among others.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska.

Agreements and Other Initiatives with Alaska Native Village Corporations

The Pebble Partnership’s active program of engagement and consultation with stakeholders in the area of the Pebble Project includes discussions to secure stakeholder agreements to support the project’s development. These discussions have led to right-of-way agreements and other community initiatives in 2019 and 2020.

Right-of-Way Agreements

The Pebble Partnership has finalized Right-of-Way ("ROW") agreements with Alaska Native village corporations and other landowners with land holdings along proposed transportation and infrastructure routes for the Pebble Project. Discussions with other landowners continued in 2020 but have been deferred in 2021 pending the results of the appeal of the ROD.

The ROW agreements secure access to portions of several proposed transportation and infrastructure routes to the Pebble Project site for construction and operation of the proposed mine and represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region.

Agreements include the following provisions:

●
The Pebble Partnership will make annual toll payments to the Alaska Native village corporation land upon whose lands Pebble-related transportation infrastructure is built and operated, and pay other fees prior to and during project construction and operation;

●
Village corporations have been granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on their lands; and

●
The Pebble Partnership has agreed to negotiate a profit sharing agreement with Alaska Native village corporations that will ensure that the corporations and their shareholders benefit directly from the profits generated by mining activity in the region.

Additionally, transportation and other infrastructure for a mine at Pebble is expected to benefit Alaska Native village corporations, their shareholders and villages through access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region. Spur roads connecting to local villages will allow local residents to access jobs at the Pebble mine site and port site.

Page | 12

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The USACE’s identification of the Northern Transportation Route as the draft LEDPA for the Pebble Project in 2020 required that the Pebble Partnership secure additional ROW agreements with Alaska Native village corporations and other private landowners with land holdings along the northern route. The Pebble Partnership initiated the process of securing these additional ROW agreements, and believes it will ultimately achieve the access rights required to build and operate transportation and related infrastructure for the Pebble Project.

Other Community Initiatives

On June 16, 2020, the Company announced the Pebble Partnership has established the Pebble Performance Dividend LLP to provide a local revenue sharing program with the objective of ensuring that full-time residents of communities in southwest Alaska benefit directly from the future operation of the proposed Pebble Project. The intention is for the Pebble Performance Dividend LLP to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3 million each year the Pebble mine operates, beginning at the outset of project construction. Future payments following capital payback are expected to increase beyond this initial amount.

A Memorandum of Understanding ("MOU") between the Pebble Partnership and APC was announced on July 6, 2020. The Alaska Peninsula Corporation ("APC") is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site. The MOU envisages that APC will lead the development of a consortium of Alaska Native village corporations with land holdings along the Northern Transportation Route. It is contemplated that the consortium would provide road maintenance, truck transport, port operations and other logistical services to the Pebble Project should the development of the mine proceed. The MOU is consistent with the Company’s strategy of ensuring the development of the Pebble Project will benefit local Alaska communities and people. The MOU is not a binding final contract. Any final contracts with APC or other Alaska Native village corporations will require further negotiation of commercial terms and negotiation of definitive contracts. There is no assurance that these contracts will be concluded or that the Alaska Native village corporations will support the Pebble Project.

1.2.1.2
Technical Programs

In 2021, the Pebble Partnership and its technical team has focused on developing the RFA, which was submitted on January 19, 2021. Since the RFA was accepted in February 2021, technical activities have focused on responding to requests for information as the USACE considers the merits of the appeal.

During the quarter, the Company also filed a technical report for the Pebble Project on March 31, 2021 ("2021 Technical Report"). The 2021 Technical Report updates a technical report filed on October 1, 2020, that summarizes the estimate of the Pebble Project resouces, including the rhenium resource, and the June 2020 Project Description that was used in the final Pebble EIS. The purpose of the 2021 Technical Report was to update disclosure on the status of the permitting process, the issuance of the ROD and the Company’s appeal of the ROD. The updated Technical Report does not include any update to the previously disclosed mineral resource estimates for the Pebble Project, which remains effective as of August 18, 2020.

To complete the current resource estimate tabulated below, domains were created for the Pebble deposit based on geology, alteration and grade distribution; estimation parameters, including top cuts, search strategy, and variography were developed for each modelled domain. Rhenium values were interpolated into the Pebble block model using Ordinary Kriging and classified in the same manner as previously estimated grades for copper, gold, molybdenum and silver. David Gaunt, P.Geo., a qualified person as defined under 43-101, who is not independent of Northern Dynasty, is responsible for the current mineral resource estimate.

Further details are available in the 2021 Technical Report on the Pebble Project, Southwest Alaska, USA, effective date February 24, 2021, by J. David Gaunt, P. Geo., James Lang, P.Geo., Eric Titley, P.Geo., Hassan Ghaffari, P.Eng., and Stephen Hodgson, P.Eng., ("2021 Technical Report"), which is filed under the Northern Dynasty profile at www.sedar.com.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Pebble Deposit August 2020 Mineral Resources
Cut-off CuEq %	CuEq%	Metric Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Re (ppm)	Cu Blb	Au Moz	Mo Blb	Ag Moz	Re Kkg
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.7	0.32	3.83	5.93	0.21	28.1	167
0.4	0.66	508,000,000	0.34	0.36	180	1.7	0.32	3.81	5.88	0.20	27.4	163
0.6	0.77	279,000,000	0.40	0.42	203	1.8	0.36	2.46	3.77	0.12	16.5	100
1.0	1.16	28,000,000	0.62	0.62	302	2.3	0.52	0.38	0.56	0.02	2.0	14
Indicated
0.3	0.77	5,929,000,000	0.41	0.34	246	1.7	0.41	53.58	64.81	3.21	316.4	2,443
0.4	0.82	5,185,000,000	0.45	0.35	261	1.8	0.44	51.42	58.35	2.98	291.7	2,271
0.6	0.99	3,455,000,000	0.55	0.41	299	2.0	0.51	41.88	45.54	2.27	221.1	1,748
1.0	1.29	1,412,000,000	0.77	0.51	343	2.4	0.60	23.96	23.15	1.07	109.9	853
Measured + Indicated
0.3	0.76	6,456,000,000	0.40	0.34	240	1.7	0.41	56.92	70.57	3.42	344.6	2,615
0.4	0.81	5,693,000,000	0.44	0.35	253	1.8	0.43	55.21	64.06	3.18	320.3	2,431
0.6	0.97	3,734,000,000	0.54	0.41	291	2.0	0.50	44.44	49.22	2.40	237.7	1,848
1.0	1.29	1,440,000,000	0.76	0.51	342	2.4	0.60	24.12	23.61	1.08	112.0	867
Inferred
0.3	0.55	4,454,000,000	0.25	0.25	226	1.2	0.36	24.54	35.80	2.22	170.4	1,603
0.4	0.68	2,646,000,000	0.33	0.30	269	1.4	0.44	19.24	25.52	1.57	119.1	1,154
0.6	0.89	1,314,000,000	0.48	0.37	292	1.8	0.51	13.90	15.63	0.85	75.6	673
1.0	1.20	361,000,000	0.68	0.45	377	2.3	0.69	5.41	5.22	0.30	26.3	251
Notes:

Copper equivalent (CuEQ) calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

The mineral resource estimate is constrained by a conceptual pit shell that was developed using a Lerchs-Grossman algorithm and is based in the following parameters: 42 degree pit slope; metal prices and recoveries of US$1,540.00/oz and 61% Au, US$3.63/lb and 91% Cu, US$20.00/oz and 67% Ag and US$12.36/lb and 81% Mo, respectively; a mining cost of US$1.01/ton with a US$0.03/ton/bench increment and other costs (including processing, G&A and transport) of US$6.74/ton.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies.

ALS Global Geochemistry in North Vancouver, Canada (an ISO/IEC 17025 certified facility) is the main laboratory for the analysis of drill core samples from the Pebble Project. Samples are prepared at ALS laboratory Fairbanks, Alaska. Drill core samples were analyzed for Cu, Mo and 31 additional elements by 4 acid digestion of a 0.4 g sample followed by ICP-AES. Au, Pt and Pd were determined by fire assay fusion of a 30 g sample followed by ICP-AES finish. Cu, Mo, Ag, Re and 47 additional elements were also determined by 4 acid digestion of a 0.25 g sample followed by ICP-AES/MS finish. Hg was determined by aqua regia digestion of a 0.5 g sample followed by cold vapour AAS.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralisation and their definition as a mineral resource.

Page | 14

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.2.2
Legal Matters

Grand Jury Subpoena

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group. Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty’s President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE). The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE issued a statement that, following a review of the transcripts of the recordings, they had “identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant’s executives”. Further, the Pebble Partnership received a letter from the Committee on Transportation and Infrastructure of the United States House of Representatives on November 19, 2020 stating that the comments made by Mr. Collier and Mr. Thiessen regarding the expansion, capacity, size and duration of the potential Pebble mine were believed to be inconsistent with the testimony of Mr. Collier before the Committee and demanding production of documents apparently related to the comments. The Company has been producing documents in response to those requests. The Company also responded to the Committee by letter denying and refuting the Committee’s alleged inconsistency.

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company and the Pebble Partnership are cooperating with the investigation. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related informal inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office.

Class Action Litigation Relating to the USACE’S Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM.  Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed. A consolidated and amended complaint is expected to be filed in June 2021, and the Company intends to defend itself vigorously against this action.

Page | 15

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. The Company has been served and intends to defend itself vigorously. The underwriters haves asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

1.2.3
Use of Proceeds

On July 15, 2020, Northern Dynasty completed a bought deal offering ("July 2020 Offering") of 24,150,000 common shares of the Company at a price of US$1.46 per share for gross proceeds of approximately US$35.3 million. The offering was completed pursuant to an underwriting agreement dated July 10, 2020, among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., Canaccord Genuity Corp, H.C. Wainwright & Co., LLC, Paradigm Capital Inc., TD Securities Inc., Roth Capital Partners, LLC and Velocity Trade Capital Ltd. (collectively, the "July 2020 Underwriters"). The July 2020 Underwriters were paid a 5% cash commission.

The July 2020 Offering was completed by way of a prospectus supplement to the Company’s existing Canadian base shelf prospectus and related U.S. registration statement on Form F-10 (SEC File No. 333-238933).

On July 30, 2020, and August 6, 2020, Northern Dynasty completed two tranches of a non-brokered private placement (outside of the United States) of 5,807,534 common shares and 100,000 common shares, respectively, at US$1.46 per share for gross proceeds of US$8.6 million. The shares issued pursuant to the private placement were subject to applicable resale restrictions, including a four-month hold period under Canadian securities legislation.

Page | 16

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The following table sets out a comparison of the Company’s disclosed expected use of net proceeds from the the July 2020 Offerings to the actual use of net proceeds. The net proceeds were used to advance the Company’s business objectives and milestones as follows:

Intended Use of Net Proceeds of 2020 Offerings		Actual Use of Net Proceeds from 2020 Offerings	Variance – (Over)/Under Expenditure	Explanation of Variance and impact on business objectives
Ongoing work with Alaska and federal regulatory agencies in support of the issuance of the EIS and the Record of Decision for the Pebble Project	US$1,000,000	US$–	US$1,000,000	Expenses yet to be incurred.
Maintain an active corporate presence in Alaska by continuing to build relationships with both federal and Alaska state governments and agencies and Native Corporations and communities in connection with advancement of the Pebble Project	US$4,515,231	US$4,515,231	–	NA
Commence the Alaska state permitting process for the Pebble Project, contingent upon issuance of a positive EIS and Record of Decision for the Pebble Project and management determinations as to timing	US$17,750,000	US$-	US$17,750,000	State permitting has not yet been initiated and is pending appeal of the ROD denial.
Maintenance of the Pebble claims in good standing.	US$1,400,000	US$1,400,000	–	NA
Ongoing discussions and possible negotiations to secure a project partner(s) with the financial resources to advance development of the Pebble project	US$1,000,000	US$-	US$1,000,000	Expenses yet to be incurred.
General corporate purposes in connection with the advancement of the Pebble Project	US$16,205,819	US$18,781,819-	US$(2,576,000)	Overspend due in part to additional share issuance costs – shortfall funded through the existing treasury.
Total	US$41,871,050	US$24,697,050	US$17,174,000

Page | 17

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.2.4
Market Trends

Copper prices were variable in 2016. In 2017 prices were variable to improving resulting in an increase in the average annual price. Prices were variable in early 2018, trended downward from June to August, then improved through to the end of the year and into 2019. Prices decreased in April/May of 2019 and were slightly variable through September, then they increased, and remained stable until late January 2020 when they dropped sharply, losing the gain made in late 2019. In March 2020, prices dropped sharply in response to changing economic conditions related to COVID-19 but rebounded in May and trended upward during the third quarter. Prices dropped slightly in October 2020, but have gone up since that time. On May 14, 2021, the closing price was US$4.63/lb.

Gold prices trended upward for most of 2016. In 2017, prices were variable to increasing, but then dropped late in the year. After rebounding in January 2018, prices were relatively stable for several months, until dropping in the third quarter of 2018. Prices trended upward in the latter part of 2018 and through most of 2019 before stabilizing from September to December 2019. Gold prices trended upward from January to March 2020, when they dropped sharply, then resumed the upward trend in response to uncertainty about global economic conditions related to COVID-19. Prices reached record highs in late July and early August, then decreased before stabilizing for the remainder of 2020. Prices have been variable in 2021. On May 14, 2021, the closing price was US$1,838/oz.

After being relatively flat in 2016, molybdenum prices increased in 2017 and through most of 2018, and were steady from September to December 2018. Prices had varied only slightly in 2019, before dropping from October through to mid-January 2020. Molybdenum prices were on a downtrend for the most part in 2020 but have improved since August and into 2021. On May 14, 2021, the closing price was US$13.76/lb.

Silver prices were variable to improving during most of 2016 and 2017. Prices declined in late 2017 but recovered in January 2018, but were variable the rest of 2018. Prices were variable in 2019, but stabilized in November and December and the annual average price increased in 2019. After increasing in early January 2020, silver prices fell to US$12.00/oz in March 2020. Silver prices resumed an uptrend in in response to uncertainty about global economic conditions related to COVID-19, and reached a high in mid-August in excess of US$27.00/oz, then decreased to around US$23.00/oz and then continued on an uptrend for the remainder of the year, resulting in an increase in the average annual price in 2020. Silver prices in 2021 have been variable but improving. On May 14, 2021, the closing price was US$27.23/oz.

Page | 18

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2021 are shown in the table below:

Year	Average metal price 1,2
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2016	2.21	1,251	6.56	17.14
2017	3.22	1,272	7.26	16.49
2018	2.96	1,269	11.94	15.71
2019	2.72	1,393	11.36	16.21
2020	2.80	1,769	8.68	20.54
2021 (to May 14)	4.02	1,790	11.39	26.20

1.
Source for copper, gold, molybdenum (2016-2017) and silver is Argus Media at www.metalprices.com

LME Official Cash Price for copper and molybdenum (2016-2017)
LBMA PM Price for gold
London PM fix for silver

2.
Source for 2018-2021 prices for molybdenum is Platts

Page | 19

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.3
Selected Annual Information

Not required for the interim MD&A

1.4
Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss	Mar 31 2021	Dec 30 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019
Expenses
Exploration and evaluation	$3,286	$7,183	$14,470	$10,332	$7,234	$11,998	$14,265	$14,701
General and administrative	2,462	3,139	3,272	2,727	2,407	2,122	2,723	2,171
Legal, accounting and audit	2,287	112	701	638	987	780	(45)	790
Share-based compensation	1,322	1,288	6,992	615	447	455	2,149	662
Other items 1	162	1,218	326	144	(360)	235	26	(50)
Loss for the quarter	$9,519	$12,940	$25,761	$14,456	$10,715	$15,590	$19,118	$18,274

Basic and diluted loss per common share	$0.02	$0.03	$0.05	$0.03	$0.02	$0.04	$0.05	$0.05
Weighted average number of common shares (000s)	511,259	508,916	499,285	451,788	434,012	387,352	371,605	346,717

1.
Other items include interest income, finance expense, exchange gains or losses, gain or loss on revaluation of warrants, and other income.

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") has fluctuated depending on activities undertaken. In 2019, the Company focused on supporting the EIS process, including responding to USACE requests for information review of the Draft EIS and providing comments thereon, for USACE’s process to advance a final EIS. In 2020, the Company continued its efforts in support of the EIS process to advance a final EIS, which was received, and worked on the LEDPA and the CMP. In Q1 2021, the Company focused on the review of the USACE ROD and the submission of an administrative appeal thereof. Further details are discussed in Technical Programs under Section 1.2.1.2. E&E also includes costs for Native community engagement, site leases, land access agreements and annual claim fees.

General and administrative expenses ("G&A") in 2020 was higher on average than 2019 as the Company incurred higher consulting fees and was impacted by the payments of bonuses including discretionary performance based bonuses paid to the former Pebble Partnership CEO ("PLP CEO") (Q3 2019, Q1, Q2 and Q3 2020), and incentive bonuses paid to certain staff (Q4 2019 and Q1 2020).

In 2019 and 2020, legal, accounting and audit has fluctuated in response to legal fees incurred in relation to class action lawsuits and the timing and quantum of insurance refunds received for these costs (Q3, Q4 2019 and Q4 2020). Legal, accounting and audit expenses in Q1 2021 were much higher than previous quarters as the Company incurred costs in connection with the new class action lawsuits and the preparation of its response to the grand jury investigation.

Share-based compensation expense ("SBC") has fluctuated due to the timing and quantum of share purchase option ("option") grants and the vesting periods associated with these grants. The Company granted 6,783,000 and 6,610,500 options in Q3 2020 and 2019, respectively.

Page | 20

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.5
Results of Operations

The following financial data has been prepared from the Interim Financial Statements, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1
Results of Operations – Three months ended March 31, 2021 versus 2020

For the three months ended March 31, 2021, the Company recorded a $1.2 million decrease in net loss as loss from operating activities decreased by $1.7 million due to a $3.9 million decrease in E&E offset by increases in legal, accounting and audit and SBC of $1.3 million and $0.9 million, respectively, in the current quarter.

Exploration and evaluation expenses

The breakdown of E&E for the three months as compared to 2020 is as follows:

E&E	Three months
	2021	2020
Engineering	$1,109	$1,305
Environmental	829	3,034
Site activities	466	416
Socio-economic	827	2,357
Transportation	15	12
Other activities and travel	40	110
Total	$3,286	$7,234

E&E decreased by $3.9 million in the current quarter due to a decrease in environmental and socio-economic related activities. In 2020, the Company was responding to information requests from the USACE to advance the environmental assessment process for the Pebble Project and included a review of the preliminary version of the final EIS which was distributed for review to cooperating agencies and to tribes participating in the process.

General and administrative expenses

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the three months as compared to 2020:

Page | 21

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

	Three months
	2021	2020
Conference and travel	$26	$97
Consulting	279	305
Depreciation of right-of-use assets	55	58
Insurance	269	172
Office costs, including information technology	204	189
Management and administration	1,189	1,183
Shareholder communication	230	199
Trust and filing	210	204
Total G&A	2,462	2,407
Legal, accounting and audit	2,287	987
	$4,749	$3,394

G&A was generally on par with the prior year period. Legal, accounting and audit expenses increased by $1.3 million due to the new class action lawsuits and preparation for the grand jury investigation.

SBC has fluctuated due to the timing of when options, RSUs and DSUs are granted, as well as the quantum thereof, and the vesting periods associated with these grants. In the current quarter, SBC increased by $0.9 million as a result of the higher fair value per option estimated for the Q3 2020 grants versus the Q3 2019 grant.

1.5.2
Financial position as at March 31, 2021 versus December 31, 2020

The total assets of the Company decreased by $7.3 million due largely to the decrease in cash balances and the decrease in carrying value of the Company’s mineral property, plant and equipment as the appreciation of the Canadian dollar in relation to US dollar resulted in an decrease in the carrying value in the Company’s reporting currency.

1.5.3
Plan of Operations

Our business objectives for the balance of 2021 are to:

●
continue with the appeal of the Record of Decision (RFA) by the USACE;

●
continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required;

●
maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

●
contingent on a successful appeal of the RFA, initiate Alaska state permitting activities;

●
maintain the Pebble Project and Pebble claims in good standing;

●
continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and

●
continue general and administrative activities in connection with the advancement of the Pebble Project.

Page | 22

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The key milestones in the development of the Company’s business is presently the successful completion of an appeal of the ROD.

The USACE’s ROD has had a material impact on the Company’s previously disclosed plan of operations. Accordingly, the Company has altered its intended business activities and milestones to be completed over the next 12 months to focus on the appeal of the ROD. The Company’s present business objectives and milestones are anticipated to generally include the following activities over the next 12 months:

Milestone/Business Objective	Business Activity within Next 12 Months	Timeframe for Completion 1	Anticipated Budget during Next 12 Months
Continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required	Work includes ongoing site maintenance to remain in compliance with permitting and demobilization of field equipment as required, additional engineering and evaluation of the project	Ongoing through 2021	$4,100,000
Maintain an active corporate presence in Alaska	Continue to build relationships with: ● both federal and Alaska state governments and agencies; ● Native Corporations and communities, an example being the establishment of the Pebble Performance Dividend, which is intended to provide a direct benefit to the people of Bristol Bay; ● Right-of-Way Payments to various Native Corporations	Ongoing through February 2022	$4,600,000
Pebble claims maintenance	Continue to maintain the Pebble claims in good standing.	Ongoing through February 2022	$1,400,000
Pebble partnering process	Ongoing discussions and possible negotiations to secure a project partner(s) with the financial resources to advance development of the Pebble project. Management will continue to seek suitable partner(s) with the objective to maximize shareholder value through 2021.	2021/2022 2	$1,000,000
General corporate purposes, including appeal of the ROD by the USACE on Pebble, defence of Class Action Lawsuits, settlement of historical liabilities, handling of grand jury investigation	Pursue successful appeal of the ROD	Ongoing through 2021, February 2022	$6,400,000

Notes

1.
Due to the COVID-19 pandemic, some due diligence activities that a partner may usually undertake such as site visits have been slower than anticipated.
2.
There is no assurance that these discussions or possible negotiations will result in any binding agreement with any partner for the development of the Pebble Project. See 1.15.5 Risk Factors.

Page | 23

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The Company’s actual plan of operations and expenditures for 2021 may vary depending on future developments and at the discretion of the Company’s board of directors and management.

The Company will require additional financing beyond its current cash and working capital in order to carry out these further business activities. The Company believes that its ability to obtain additional financing has been and will continue to be negatively impacted by the Record of Decision and its ability to successfully appeal the ROD. The Company does not have any arrangement in place for any future financing, and there is no assurance that the Company will be able to achieve the required additional financing when required. In addition, the Company cautions that while a successful appeal of the ROD will reduce one of the significant risk factors faced by the Pebble Project, significant risk factors will remain for the development of the Pebble Project, as described in 1.15.5 Risk Factors.

In the event that appeal of the ROD is unsuccessful, the Company will be required to re-assess its options for advancing the development of the Pebble Project. These options may include a re-assessment of the scope of the Pebble Project and the submission of a revised permit application. While the Company is unable to assess the full impact of any adverse appellate result of the ROD at this time, the Company anticipates that such a negative result on appeal of the ROD will have a negative impact on the Company’s ability to achieve additional financing, and will most likely limit the Company’s financing options to further issuances of the Company’s equity securities.

The Company may also attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project. The Company is continuing to evaluate the availability of long-term project financing options among mining companies, private equity firms and others, utilizing conventional asset level financing, debt, royalty and alternative financing options. There is no assurance that Northern Dynasty will be able to partner the Pebble Project or secure additional financing when required.

To the extent that Northern Dynasty is unable to raise additional financing, it will have to curtail its operational activities, which will ultimately delay advancement of the Pebble Project.

Northern Dynasty’s inability to successfully appeal the ROD may ultimately mean that it will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

1.6
Liquidity

The Company's major sources of funding have been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, and proceeds pursuant to the exercise of options and warrants~~.~~ The Company's access to financing is always uncertain. There can be no assurance of continued access to equity funding.

As at March 31, 2021, the Company had cash and cash equivalents of $37.7 million, which is a decrease of $4.7 million from December 31, 2020. The Company employed $6.5 million in its operating activities in the three months ended March 31, 2021. The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, being the next 12 months, as outlined above under 1.5.3 Plan of Operations. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

Page | 24

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

At March 31, 2021, the Company had a working capital of $30.4 million as compared to a working capital of $36.5 million at March 31, 2020. The Company has no lease or any other long-term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at March 31, 2021:

		Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables 1	$7,455	$7,455	$–	$–
Payables to related parties	447	447	–	–
Lease commitments 2	1,100	327	532	241
Other commitments 3	187	187	–	–
Total	$9,189	$8,416	$532	$241

Notes to table

1.
Includes legal fees due to legal counsel of US$2,578, accrued interest thereon of US$105, and US$635 payable on completion of a partnering transaction.
2.
Relates to the undiscounted lease payments to be made by the Company over the remaining lease terms.
3.
The Company has a remaining commitment of US$149 to fund improvements to camp facilities.
4.
US dollar amounts have been converted at the closing rate on March 31, 2021, of $1.2564/US dollar.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and payment of annual toll payments and fees pursuant to the right of way agreements (see Right-of-Way Agreements under Section 1.2.1.1 Project Background and Status). In addition, the Company has payments relating to routine site and office leases, which is included in the table above.

1.7
Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As at March 31, 2021, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8
Off-Balance Sheet Arrangements

As at March 31, 2021, the Company had no off-balance sheet arrangements.

Page | 25

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.9
Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company, namely Robert Dickinson and Ron Thiessen, Board Chair and Chief Executive Officer ("CEO"), respectively, are active members of the HDI Board of Directors. Mark Peters, the Company’s Chief Financial Officer ("CFO"), is also the CFO of HDSI. Other key management personnel of the Company – Adam Chodos, Stephen Hodgson3, Bruce Jenkins, Sean Magee, Trevor Thomas and Mike Westerlund – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010, whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

Other than noted below, there are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

In an addendum to the Services Agreement between HDSI and the Company, dated October 10, 2015, following a change of control, the Company is subject to termination payments if the Services Agreement is terminated. The Company will be required to pay HDSI $2.8 million, and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the Services Agreement and their respective employment agreements with HDSI.

3 Stephen Hodgson until the end of February 2021, was employed though a subsidiary of HDSI, Hunter Dickinson Servicepay (US) Inc., and provided services to the Pebble Partnership as Senior Vice President, Engineering & Project Director.

Page | 26

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The Company had an office use agreement with HDSI whereby the Company rents a specified office from HDSI for its sole use. The agreement expired on April 29, 2021.

In April 2021, the Company entered into a sublease agreement with HDSI whereby the Company will rent two offices and a non-fixed space on as needed basis for a 5 year term commencing May 1, 2021 and ending April 29, 2026.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 9 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 9 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10
Fourth Quarter

Not applicable

1.11
Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12
Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13
Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.14
Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Page | 27

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, government treasury bills, low risk corporate bonds and money market funds, which are available on demand by the Company as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the three months ended March 31, 2021. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: Group entities, the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc., have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk~~.~~ The Company’s exposure to foreign exchange risk is as follows:

	March 31	December 31
US dollar denominated financial assets and liabilities (in Canadian Dollars)	2021	2020
Financial assets:
Amounts receivable	$202	$649
Cash and cash equivalents and restricted cash	18,414	23,624
	18,616	24,273
Financial liabilities:
Long term payables	(580)	(657)
Payables to related parties	(150)	(650)
Trade and other payables	(6,805)	(6,170)
	(7,535)	(7,477)
Net financial assets exposed to foreign currency risk	$11,081	$16,796

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $1,108 (December 31, 2020 – $1,680) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the three months ended March 31, 2021.

Page | 28

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Commodity price risk

While the value of the Company’s Pebble Project is related to the prices of copper, gold, molybdenum, silver and rhenium and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum, silver and rhenium prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15
Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2020 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of May 14, 2021, is as follows:

Number
Common shares issued and outstanding	512,900,198
Share options pursuant to the Company’s incentive plan	25,432,500
Deferred share units	458,129
Warrants and non-incentive plan options1,	17,120,198

Note to table:

1.
Non-incentive plan options make up 131,600 of the total. These were issued on the acquisition of Cannon Point in October 2015. Warrants make up the balance and were issued pursuant to prospectus financings (June 2016 and 2019), a private placement financing (July 2016) and the non-revolving term credit facility (November 2019).

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management so that decisions can be made about the timely disclosure of that information.

Page | 29

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

1.15.3 Management’s Report on Internal Control over Financial Reporting ("ICFR")

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate ICFR. ICFR is a process designed by, or under the supervision of, the CEO and CFO and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.4 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.5 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Page | 30

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Northern Dynasty May be Unsuccessful in Appealing the Record of Decision and may ultimately not be able to Obtain the Required Environmental Permits for the Pebble Project.

The USACE’s ROD issued on November 25, 2020, has denied Northern Dynasty’s environmental permit for development of the Pebble Project under the CWA. This environmental permit is required for Northern Dynasty to proceed with the development of the Pebble Project. While the Pebble Partnership is appealing the ROD, there is no assurance that Northern Dynasty’s appeal of the ROD will be successful. Even if the appeal is successful, there is no assurance that a positive ROD will ultimately be obtained by the Pebble Partnership or that the required environmental permit will be obtained. Northern Dynasty’s inability to successfully appeal the ROD will mean that Northern Dynasty cannot proceed with the development of the Pebble Project as presently envisioned. There is no assurance that Northern Dynasty will be able to redesign the Pebble Project in a manner that addresses the "significant degradation" finding reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as appropriately addressing the "significant degradation" determination or that will change the USACE’s position that environmental permitting of the Pebble Project under the CWA is against the public interest. Northern Dynasty’s inability to address these issues may mean that the Company is ultimately not able to secure the environmental permits that are required to develop the Pebble Project. Accordingly, there is no assurance that investors will be able to recover their investment in the Company.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if it presents solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits. Although the Company received a denial of its CWA 404 permit from the USACE, the Company has submitted an appeal of the ROD, and should the appeal be successful, the Company will still be required to secure the full range of permits and authorizations from multiple federal and state regulatory agencies, which will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until the Company builds a mine at the Pebble Project, it will be unable to achieve revenues from operations and may not be able to sell or otherwise recover its investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

If Northern Dynasty is Unable to Defend the "Class Action" Lawsuits against it, there is No Assurance that Northern Dynasty will not be Subject to Judgements for Damages against it

Northern Dynasty is the subject of several "proposed class action" lawsuits against it that assert liability against Northern Dynasty on behalf of a purported class of shareholders under securities laws, both in Canada and in the United States. While Northern Dynasty intends to vigorously defend these claims, there is no assurance that Northern Dynasty will be successful in defending all claims made against it. Should Northern Dynasty not be successful in defending these claims, it may be subject to judgements against it and be required to pay substantial amounts in damages to the plaintiffs under these judgements. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources, and may further impair its ability to pursue the development of the Pebble Project.

In addition, Northern Dynasty is required under the terms of the indemnification agreements that it has entered into with underwriters in connection with Northern Dynasty’s public financings to indemnify the underwriters for any losses that they incur. As certain of Northern Dynasty’s underwriters have been named as defendants in certain of these class action lawsuits, Northern Dynasty may be required to indemnify and pay monies to the underwriters for any losses that they suffer and expenses that they incur. In addition, Northern Dynasty may be required to indemnify certain of its officers and directors for any losses that they suffer or expenses that they incur.

There is no assurance that Northern Dynasty’s existing insurance policies will respond and be sufficient to cover any amounts that it may be required to pay to the plaintiffs in these class action lawsuits, or the underwriters under our indemnification obligations. We may also be required to indemnify certain of our officers and directors who have been named as party to these lawsuits. These damages could result in a material and adverse impairment to our financial condition and capital resources, and may further impair our ability to raise additional financing and pursue the development of the Pebble Project.

Page | 31

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Grand Jury Investigation and Related Matters

The Company is cooperating with a grand jury investigation involving the United States Attorney’s Office for the District of Alaska, and an SEC inquiry, as described above under 1.2.2 Legal Matters. The Company is not able to provide investors with guidance as to the outcome of the grand jury investigation or SEC inquiry, or whether either of them will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals. The Company does anticipate, however, that it will incur substantial expenses in connection with the grand jury and SEC matters, including legal fees and expenses related to the collection, review, and production of documents, among other things. Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Mine project.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project from the US Congress’ House Committee on Transportation and Infrastructure. Again, any adverse civil or criminal proceedings relating to the Committee’s investigation could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Project. In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project, which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

The Record of Decision has had and will continue to have an Ongoing Adverse Impact on Northern Dynasty’s Ability to Finance the Pebble Project.

Northern Dynasty believes that the USACE’s ROD has had a material adverse impact on its ability to finance its operations and will continue to adversely impact its financing options for so long as the ROD remains outstanding. As Northern Dynasty does not have any revenues, and does not anticipate revenues in the foreseeable future, Northern Dynasty will require additional financing to continue its operations. If Northern Dynasty is unsuccessful in its appeal of the Record of Decision, Northern Dynasty’s financing options may be substantially limited and it may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project.

Risks Associated with the Novel Coronavirus ("COVID-19")

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Northern Dynasty’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Northern Dynasty’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of the Pebble Project.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

Page | 32

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

The Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the "BBW"). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore. Accordingly, the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study. Accordingly, even if permitting is achieved, there is a substantial risk that the Company will not be able to proceed with the development of the Pebble Project and shareholders may not be able to recover their investment in the Company.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises United States investors that although the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", there is no assurance any mineral resources that Northern Dynasty may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Further, "inferred resources" have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian securities law, estimates of "inferred mineral resources" cannot form the basis of feasibility or prefeasibility studies, or any economic study except a Preliminary Economic Assessment as prescribed under NI 43-101.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralisation and their definition as a mineral resource.

There Is No Assurance That Northern Dynasty Will Be Able To Partner The Pebble Project.

One of Northern Dynasty’s business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project. There is no assurance that Northern Dynasty will be able to enter into an arrangement with a partner for the development of the Pebble Project. To the extent that Northern Dynasty does not enter into any agreement to partner the Pebble Project, it will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and anticipates that it will continue to do so for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this additional funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Interim Financial Statements have been Prepared Assuming Northern Dynasty will continue on a Going Concern Basis

Northern Dynasty has prepared its 2020 Financial Statements and its Interim Financial Statements on the basis that Northern Dynasty will continue as a going concern. At March 31, 2021, the Company had a working capital of $37.7 million. Northern Dynasty has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the ROD. Additional financing will be required to progress any material expenditures at the Pebble Project and for working capital. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Northern Dynasty has a History of Negative Cash Flow from Operations Which Is Anticipated To Continue For the Foreseeable Future

Northern Dynasty experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2021 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Northern Dynasty’s business plans for the development of the Pebble Project, Northern Dynasty expects cash flow from operations to continue to be negative until revenues from production at the Pebble Project begin to offset operating expenditures, of which there is no assurance. Accordingly, Northern Dynasty’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of the Pebble Project.

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, any Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and reduce its ability to obtain New Financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum, Silver and Rhenium Decline, Northern Dynasty May Not Be Able To Raise the Additional Financing Required To Fund Expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum, silver and rhenium are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum, silver and rhenium and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum, silver and rhenium have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum, silver and rhenium, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

Mining is Inherently Dangerous and Subject to Conditions or Events beyond the Company’s Control, which could have a Material Adverse Effect on the Company’s Business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

Litigation

The Company is, and may in future be, subject to legal proceedings, including with regard to actions discussed in 1.2.2. Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in an increase in Northern Dynasty’s operating expenses, which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2021

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or, if obtained, that the costs involved will not exceed those previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss and Expose Northern Dynasty to the Risk of Litigation.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

The Volatility of Northern Dynasty’s Common Shares Can Expose Northern Dynasty to the Risk of Litigation.

Northern Dynasty’s common shares are listed on the TSX and NYSE American. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved (see previous risk). These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Northern Dynasty’s common shares is also likely to be significantly affected by short-term changes in copper, gold, molybdenum, silver and rhenium prices or in Northern Dynasty’s financial condition or results of operations as reflected in quarterly earnings reports.

As a result of any of these factors, the market price of Northern Dynasty’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Northern Dynasty is, and may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we may at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue the permitting and development of the Pebble Project.

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